SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VIA optronics AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

91823Y 109

(CUSIP Number)

September 29, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91823Y 109

1	NAMES OF REPORTING PERSONS Corning Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 280,701 Ordinary Shares(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 280,701 Ordinary Shares(1)
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,701 Ordinary Shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(2)
12	TYPE OF REPORTING PERSON* CO

(1)

The ordinary shares presented are issuable pursuant to the Investment Agreement, dated as of March 7, 2019, as amended, among VIA optronics AG (the “Issuer”), VIA optronics GmbH and Corning Research & Development Corporation, a wholly owned subsidiary of Corning Incorporated, and will be represented by a total of 1,403,505 American Depositary Shares. Each American Depositary Share represents one-fifth of an ordinary share.

(2)

The percentage set forth above is calculated based on 4,250,000 ordinary shares outstanding as of September 29, 2020 as reported in the Issuer’s prospectus dated September 24, 2020 filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933.

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a)	Name of Issuer:

The name of the issuer is VIA optronics AG (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Sieboldstrasse 18, 90411 Nuremberg, Germany.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Corning Incorporated (“Corning” or the “Reporting Person”).

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is One Riverfront Plaza, Corning, New York 14831.

Item 2(c)	Citizenship:

The Reporting Person is organized as a corporation under the laws of the State of New York.

Item 2(d)	Title of Class of Securities:

Ordinary shares

Item 2(e)	CUSIP No.:

91823Y 109

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

The Reporting Person’s beneficial ownership of ordinary shares of the Issuer is as follows:

(a)	Amount beneficially owned: 280,701(1)

(b)	Percent of class: 6.0%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 280,701(1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 280,701(1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1)

The ordinary shares presented are issuable pursuant to the Investment Agreement, dated as of March 7, 2019, as amended, among the Issuer, VIA optronics GmbH and Corning Research & Development Corporation, a wholly owned subsidiary of Corning, and will be represented by a total of 1,403,505 American Depositary Shares. Each American Depositary Share represents one-fifth of an ordinary share.

(2)

The percentage set forth above is calculated based on 4,250,000 ordinary shares outstanding as of September 29, 2020 as reported in the Issuer’s prospectus dated September 24, 2020 filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933.

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6	Ownership of More Than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2020

Corning Incorporated

By:	/s/ Linda E. Jolly
Name:	Linda E. Jolly
Title:	Vice President and Corporate Secretary